Notice to the Oslo Stock Exchange


ORKLA


SEC MAIL
PROCESSING
RECEIVED
APR 26 2006
WASH. D.C.
152
SECTION

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Siv Merethe Skorpen, Investor Relations, Telephone: +47 22 54 44 55

Date: 11 April 2006

SUPPL

ORK – Trade subject to notification - options

On 10 April 2006, in connection with Orkla`s option programme, 3,333 options were exercised at a strike price of NOK 136.

A total of 1,818,077 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 245,500 synthetic options of the cash bonus programme.

Orkla holds 1,507,466 of its own shares.


06012903

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11
Siv M. Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55

Date: 7 April 2006

Trade subject to notification

On 6 April 2006 Orkla ASA sold 5.5 million shares in Storebrand ASA at a share price of NOK 73.50. After this transaction Orkla owns 14 148 956 shares, which represents 5.5 % of the shares and votes in Storebrand ASA.

The reason for this notification is that Halvor Stenstadvold (previously EVP in Orkla, retired from March 2006) is a member of the Board in Storebrand.

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Siv M. Skorpen, Investor Relations, Telephone: +47 22 54 44 55

Date: 10 April 2006

ORK – Trade subject to notification - options

On 7 April 2006, in connection with Orkla's option programme, 5,000 options were exercised at a strike price of NOK 130.

A total of 1,821,410 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 254,500 synthetic options of the cash bonus programme.

Orkla holds 1,510,799 of its own shares.